Exhibit 99.1

PRESS RELEASE

DOLLAR TREE STORES, INC.
REPORTS FOURTH-QUARTER 2001 EARNINGS PER SHARE OF $0.67

CHESAPEAKE, Va. – January 24, 2002 -- Dollar Tree Stores, Inc. (Nasdaq: DLTR), the nation's leading $1.00 discount variety store chain, reported fourth-quarter 2001 earnings per common share of $0.67 compared to $0.57 in the fourth quarter of 2000. Net earnings increased 17.6% to $76.1 million in the fourth quarter of 2001, compared to $64.7 million for the same period in 2000.

Sales for the fourth quarter of 2001 increased 19.3% to $714.8 million from $599.2 million for the same period in 2000. Comparable store net sales increased 1.5% for the quarter. Sales were aided by the long holiday selling season. Gross margin for the quarter decreased as a percentage of net sales to 38.2% compared to 39.1% in 2000 primarily as a result of an increase in markdowns and loss of leverage on occupancy costs. Operating expenses decreased as a percentage of net sales to 18.6% from 19.0%, due to improved payroll-related costs.

Macon Brock, Jr., Chairman and CEO, remarked, "We are pleased to end the year on a positive note with these fourth-quarter results. I am particularly proud of how our management team handled our growth, controlled costs, and improved inventory in this year's difficult economic environment. Among our many 2001 accomplishments, we replaced our Philadelphia distribution center with a larger, more efficient facility in Briar Creek, Pennsylvania. 2001 also marked the start of our point-of-sale rollout and Dollar Tree's entry into Washington state, our 37th state. And, more recently, we successfully completed the expansion and automation of our Stockton, California distribution center, which will enable us to serve our West Coast markets with greater efficiency."

Net earnings in 2001 increased to $123.1 million compared to $121.6 million in 2000 ($125.1 million in 2000 excluding merger-related and extraordinary items). Earnings per common share increased to $1.09 in 2001 compared to $1.08 in 2000 ($1.11 in 2000 excluding merger-related and extraordinary items). Sales increased 17.7% to $1,987.3 million in 2001 compared to $1,688.1 million in 2000. As previously reported, comparable store net sales for the year increased 0.1%.

For 2001, gross margin was 36.0% compared to 37.0% for 2000, excluding merger-related costs in 2000. The decrease in gross margin resulted primarily from a loss of leverage on occupancy costs and increased shrink in the now-closed Philadelphia distribution facilities. Operating expenses, as a percentage of net sales, were 23.1% in 2001 compared to 22.2% in 2000, excluding merger-related expenses. The increase is primarily due to increases in payroll-related costs, including insurance; certain store operating expenses; and charges recorded in connection with our closed distribution facilities.

Dollar Tree's preliminary growth plans for 2002 call for approximately 300 net new stores, as well as the expansion of approximately 100 existing stores. The company expects the average size of a new store to be approximately 9,250 square feet. Comparisons in the first and second quarters of 2002 will be affected by the shift of Easter into the first quarter. Last year, Easter fell on April 15; this year, it falls on March 31.

With respect to 2002, Brock commented: "We plan to add approximately 25% in gross square footage by expanding Dollar Tree in underserved markets and strategically increasing our presence in existing markets. As we finalize the implementation of our new supply chain management systems and refine our merchandise mix, we remain committed to improving and expanding our business. We are enthusiastic about the opportunities we see in 2002."

On Thursday, January 24, 2002, Dollar Tree will host a conference call to discuss its quarterly earnings results at 4:45 p.m. EST. The telephone number for the call is (712) 257-3640, pass code DLTR. A recorded version of the call will be available until midnight Tuesday, January 29 and may be accessed by dialing (402) 998-0975, pass code DLTR. In addition, the webcast of the call is accessible through Dollar Tree's website, www.DollarTree.com, as well as at Vcall's website, www.Vcall.com, and will remain on-line until midnight Tuesday, January 29.

Dollar Tree Stores, Inc. is the nation's leading $1.00 discount variety store chain. Dollar Tree Stores operates 1,975 stores in 37 states as of December 31, 2001. The Company opened 276 stores, closed 30 stores and expanded or relocated 111 stores in 2001, expanding gross retail square footage by 3.0 million square feet to approximately 12.8 million square feet at the end of the year.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding our planned 2002 increase in gross square footage, store growth, market penetration, implementation of our supply-chain initiatives, expansion of our distribution system, and the calendar shift in Easter sales.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Business" section in our Annual Report on Form 10-K filed March 30, 2001, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section in that Annual Report and in our Quarterly Report on Form 10-Q filed November 14, 2001. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake, VA
            Eric Coble or Erica Robb, 757/321-5000
            http://www.DollarTree.com

DOLLAR TREE STORES, INC.
Condensed Consolidated Income Statements
For the Three Months and Year Ended December 31
(Dollars in thousands, except per share data)

	Fourth Quarter		Year-to-Date	
	2001	**2000**	**2001**	**2000**
	(unaudited)	**(unaudited)**		
Net sales	$ 714,846	$ 599,173	$ 1,987,271	$ 1,688,105
Cost of sales	441,732	365,092	1,271,314	1,063,416
Merger-related costs (a)	-	-	-	1,100
Gross profit	273,114	234,081	715,957	623,589
	38.2%	39.1%	36.0%	36.9%
Operating expenses	133,271	113,935	458,329	375,316
	18.6%	19.0%	23.1%	22.2%
Merger-related expenses (a)	-	-	-	3,266
Depreciation/amortization	14,982	13,084	53,763	41,971
Operating income	124,861	107,062	203,865	203,036
	17.5%	17.9%	10.3%	12.0%
Interest expense, net	1,311	1,634	1,891	3,551
Other expense (income) (b)	(251)	-	1,723	-
Earnings before income taxes	123,801	105,428	200,251	199,485
	17.3%	17.6%	10.1%	11.8%
Income tax expense	47,713	40,756	77,170	77,476
Net earnings before extraordinary item	76,088	64,672	123,081	122,009
Loss on debt extinguishment, net of tax benefit of $242	-	-	-	387
Net earnings	76,088	64,672	123,081	121,622
	10.6%	10.8%	6.2%	7.2%
Net earnings available to common shareholders (c)	76,088	64,672	123,081	120,209
	10.6%	10.8%	6.2%	7.1%
Net earnings per common share:				
Basic	$ 0.68	$ 0.59	$ 1.10	$ 1.16
Weighted average number of shares	112,309	109,128	112,238	103,972
Diluted	$ 0.67	$ 0.57	$ 1.09	$ 1.08
Weighted average number of shares	113,108	113,344	112,990	111,809

(a) Merger related costs and expenses, net of taxes, were $3,134 for the year ended December 31, 2000.

(b) Amount represents the earnings impact of recording non-hedging interest rate swaps to market value in accordance with Statement of Financial Accounting Standards No. 133, which was effective January 1, 2001.

(c) Amounts include accretion of the cumulative preferred stock to redemption value, accrued preferred stock dividends and amortization of the discount on preferred stock. The amount deducted from net earnings available to common shareholders is $1,413 for the year ended December 31, 2000.

DOLLAR TREE STORES, INC.
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 236,653	$ 181,166
Merchandise inventories	296,473	258,687
Other current assets	27,653	37,661
Total current assets	560,779	477,514
Property and equipment, net	279,011	211,632
Goodwill, net	38,358	40,376
Other assets, net	23,619	17,337
Total assets	$ 901,767	$ 746,859
Accounts payable	$ 68,653	$ 75,404
Income taxes payable	38,848	23,448
Other current liabilities	67,521	50,453
Current portion of long-term debt	25,000	25,000
Total current liabilities	200,022	174,305
Long-term debt, excluding current portion	12,000	18,000
Other liabilities	38,290	35,896
Total liabilities	250,312	228,201
Shareholders' equity	651,455	518,658
Total liabilities and shareholders' equity	$ 901,767	$ 746,859
STORE DATA:		
Number of stores open at end of period	1,975	1,729
Total gross square footage (in thousands)	12,791	9,832

DOLLAR TREE STORES, INC.
Condensed Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended December 31, 2001	Year ended December 31, 2000
Cash flows from operating activities:		
Net income	$ 123,081	$ 121,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	53,763	41,971
Other non-cash adjustments	3,003	14,813
Changes in working capital	(1,121)	(71,141)
Total adjustments	55,645	(14,357)
Net cash provided by operating activities	178,726	107,265
Cash flows from investing activities:		
Capital expenditures	(121,566)	(95,038)
Proceeds from sale of property and equipment	98	271
Net cash used in investing activities	(121,468)	(94,767)
Cash flows from financing activities:		
Net change in revolving credit facilities	-	(6,500)
Repayment of long-term debt and facility fees	(6,239)	(27,708)
Principal payments under capital lease obligations	(3,562)	(3,274)
Proceeds from stock issued pursuant to stock-based compensation plans	11,802	24,563
Repurchase of common stock (a)	(3,772)	-
Net cash used in financing activities	(1,771)	(12,919)
Net increase (decrease) in cash and cash equivalents	55,487	(421)
Cash and cash equivalents at beginning of period	181,166	181,587
Cash and cash equivalents at end of period	$ 236,653	$ 181,166

(a) Represents the repurchase of 225,000 shares of outstanding common stock pursuant to the Securities and Exchange Commission's Emergency Relief Order, which has since expired.